March 2, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Request by Select Comfort Corporation for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-163264)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Select Comfort Corporation (the “Registrant”) hereby respectfully requests the withdrawal of its Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-163264) (the “Amendment”) because the Amendment included the wrong registration statement file number under the heading “Deregistration of Securities.”  The Amendment was filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2011.  No securities were sold in connection with the Amendment.

The Registrant will re-file the Amendment with the corrected registration statement file number.

If you have any questions regarding this matter, please contact our legal counsel, Thomas R. Marek, at Oppenheimer Wolff & Donnelly LLP at (612) 607-7309.

Sincerely,

SELECT COMFORT CORPORATION

By:           /s/ Mark A. Kimball

Mark A. Kimball

Senior Vice President, General Counsel and Secretary

9800 59th Avenue North  •  Minneapolis, Minnesota  55442  •  (p) 763.551.7000  (f) 763.551.7826  •  www.selectcomfort.com